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                                                                    Exhibit 28.1

                                  [bebe logo]

Contact:
         Blair Lambert                           Deborah Stapleton
         Chief Financial Officer                 Stapleton Communications Inc.
         bebe stores, inc.                       (650) 470-0200
         (415) 715-3900

    BEBE STORES, INC. NAMES JOHN PARROS PRESIDENT AND CHIEF OPERATING OFFICER
       WILL REPORT TO MANNY MASHOUF, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

BRISBANE, CALIF. - November 21, 2000 - bebe stores, inc. (Nasdaq:BEBE) today announced that John Parros has joined the Company as President and Chief Operating Officer. Mr. Parros will report to Manny Mashouf, bebe's founder, who remains the Chairman of the Board and Chief Executive Officer.

Mr. Parros has held numerous executive management positions at various national retailers including Macy's, Filene's, and Younkers. More recently Mr. Parros was Executive Vice President of Proffitt's/Saks where he was responsible for merchandising strategies for the company's six operating divisions.

"John embodies the skills and talents that we were looking for," stated Manny Mashouf, Founder and CEO. "He has a tremendous merchandising background and strong general business skills developed at organizations much larger than bebe. I am pleased to say that bebe now has a full complement of management talent."

During the past three months, bebe has hired three key executives. In addition to Mr. Parros, Andrew Wadhams joined bebe in September 2000 as Vice President of Store Operations and in November 2000 Michelle Perna, was hired as the Vice President of Human Resources.

"I'm impressed with the organization that Manny and his team have built," added Mr. Parros. "The bebe brand has tremendous potential, and I'm looking forward to being part of this dynamic organization."

"We could not be happier with the outcome of this search," said Blair Lambert, Chief Financial Officer. "I have the utmost confidence in John and believe he will be a excellent addition to bebe's management group."

bebe designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, bbsp and bebe moda brand names. bebe currently operates 136 stores in the United States, the U.K., Canada and an online store at www.bebe.com.

The statements in this news release, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar


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expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.


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